Exhibit 16.1

September 5, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read Item 4.01 of Northwest Pipe Company’s Form 8-K/A dated September 5, 2012, and have the following comments:

1.	We agree with the statements made in the sections a(ii), a(iv), and a(v), and we agree with the disclosures. However, we note that subsequent to the issuance of our report on the financial statements for the fiscal years ended December 31, 2010, the Company filed Form 8-K, 4.02(a) on December 22, 2011 stating that the Company’s audited consolidated financial statements and related audit reports as of and for the fiscal years ended December 31, 2010 and 2009 should no longer be relied upon.

2.	We have no basis on which to agree or disagree with the statements made in sections a(i), a(iii), and b.

Yours truly,

Member of Deloitte Touche Tohmatsu